Deutsche Bank

Dr. Josef Ackermann

Chairman of the Management Board and the Group Executive Committee

Annual Press Conference

Frankfurt, 2 February 2012

Deutsche Bank Dr. Josef Ackermann financial transparency. Press and Media Relations 2 February 2012

Exhibit 99.4

2011 at a glance

Record pre-tax profit in classic banking businesses

Investments in growth and a more stable earnings mix pay off

Strengthened capital position, liquidity reserves and refinancing resources

Outstanding position to continue successful course

Deutsche Bank Dr. Josef Ackermann financial transparency. 2 Press and Media Relations 2 February 2012

A challenging environment

EU peripheral sovereign debt crisis

Uncertain global economic environment

Strong growth of the emerging market economies

Political unrest

Commodity price volatility

Deutsche Bank Dr. Josef Ackermann financial transparency. 3 Press and Media Relations 2 February 2012

Share price development in 2011 – Deutsche Bank vs. Peers

Indexed share price development

Deutsche Bank Peer Group(1) 120

110 100 90

80

(25)% 70

60 (41)% 50 1Q2011 2Q2011 3Q2011 4Q2011

(1) Unweighted index of JPM, BoA, C, CS, UBS, GS, MS, BNP, SOC and BAR Source: Bloomberg

Deutsche Bank Dr. Josef Ackermann financial transparency. 4 Press and Media Relations 2 February 2012

Balanced earnings mix

Share of income before income taxes

Investment banking (CB&S) Classic banking (PCAM / GTB)

(1)

44% 68% 71%

56% 32% 29%

2009 2010 2011

Continued rebalancing towards less volatile earnings

(1) 19.99% stake after capital increase

Deutsche Bank Dr. Josef Ackermann financial transparency. 5 Press and Media Relations 2 February 2012

Highlights 2011

In EUR bn

Net revenues Income before income taxes

8.3 8.7 33.2 30.8 6.1

28.5 28.0 28.6 5.2 5.4 26.5 25.6 4.0 4.0

3.5

2.8 21.3 21.9

13.6

(5.7)

02 03 04 05 06 07 08 09 10 11 02 03 04 05 06 07 08 09 10 11

Note: 2002-2005 based on U.S. GAAP, 2006 onwards based on IFRS

Deutsche Bank Dr. Josef Ackermann financial transparency. 6 Press and Media Relations 2 February 2012

Capital market environment put EUR 10 bn target out of reach

IBIT, in EUR bn

Phase 4 potential 2011 FY 2011

Global Transaction Banking 1.0 1.1 Asset and Wealth Management 1.0 0.8 Private & Business Clients 1.6 1.8 Total classic banking businesses 3.6 3.7 Corporate Banking & Securities 6.4 2.9 Total business divisions 10.0 6.6

Note: Figures may not add up due to rounding differences

Deutsche Bank Dr. Josef Ackermann financial transparency. 7 Press and Media Relations 2 February 2012

Corporate and Investment Bank: Overview

In EUR bn

Income before income taxes Key features in 2011

Corporate Banking & Securities (CB&S):

¯ Resilient FY2011 performance despite 6.1 6.0 difficult market conditions, especially in 5.1 4.3 4.3 4.0 Europe, reflecting the value of recalibrated 2.8 and further integrated platform

— In 2011, Deutsche Bank ranked #1 in Global Fixed Income market share (Greenwich Associates),

#1 Global Prime Broker (Global Custodian),

#1 FX Bank (Euromoney) and named Best Bond House by IFR

Global Transaction Banking (GTB):

¯ Record FY revenues driven by strong (7.4) results across all businesses

¯ Named ‘Global Bank of the Year for Cash

04 05 06 07 08 09 10 11 (1) Management’ by TMI magazine

Note: 2004-2005 based on U.S. GAAP, 2006 onwards based on IFRS (1) Treasury Management International (TMI) magazine, Oct 2011

Deutsche Bank Dr. Josef Ackermann financial transparency. 8 Press and Media Relations 2 February 2012

Private Clients and Asset Management: Overview

In EUR bn

Income before income taxes Key features in 2011

Asset Management (AM):

¯ Continued to benefit from platform 2.5 efficiencies, stabilizing markets and a shift to higher-fee products 2.1 Private Wealth Management (PWM): 1.9 ¯ Full year EUR 4 bn Net inflows driven by 1.5 Asia/Pacific and Germany 1.4 Private & Business Clients (PBC): 1.1 ¯ On a full year basis, PBC performed strongly above target despite adverse 0.7 market conditions and while delivering on 0.4 Postbank integration

¯ All PBC business divisions contributed positively to IBIT increase

¯ Integration on track, and ahead of plan

04 05 06 07 08 09 10 11

Note: 2004-2005 based on U.S. GAAP, 2006 onwards based on IFRS

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Balancing key performance indicators

As of 31 Dec 2011 / FY2011

Profitability

EUR 4.3 bn net income

Capitalization Liquidity

9.5%

Core Tier 1 EUR 219 bn Liquidity reserves(1) capital ratio

(1) The bank’s liquidity reserves include (a) available excess cash held primarily at central banks, (b) unencumbered central bank eligible business inventory, as well as (c) the strategic liquidity reserve of highly liquid government securities and other central bank eligible assets. Excludes any positions held by Postbank Deutsche Bank Dr. Josef Ackermann financial transparency. 10 Press and Media Relations 2 February 2012

Compensation management Reduction of compensation ratio Variable pay down / revenues up Compensation expenses / net revenues Incentive awards (variable remuneration)(1) 1.5 ppt (17)%41.0%(2) 2011 vs. 2010 39.5% Deferred 5%(3) Cash (37)% 2010 2011 2010 2011(1) Excludes amortization of prior year deferrals, includes current year awards Group vesting in the future (4) 30.9 33.2 8% revenues(2) Excludes Postbank-related charge of EUR 2.3 bn(3) Deferral ratio was increased to 61% (EUR 2.2 bn) for 2011 from 49% for Avg. FTE ~82,000 ~102,000 ~24% 2010, due to changes in the cash / deferral split (4) In EUR bn; 2010 excludes Postbank-related charge of EUR 2.3 bn Deutsche Bank Dr. Josef Ackermann financial transparency. 11 Press and Media Relations 2 February 2012

Deutsche Bank’s reputation clearly improved

Worldwide (Index; Deutsche Bank 2007 = 100) (1)

+13% 113

Deutsche Global Bank

100

Peer Group(2)

2007 2008 2009 2010 2011

Germany (Index; 2005 = 100) (3)

Consumer market Business and Corporate Clients market

+8% +21% 121

108

100 100

2005 2006 2007 2008 2009 2010 2011 2005 2006 2007 2008 2009 2010 2011

Source: Representative Trackings Harris Interactive, TNS Infratest

(1) Index based on brand awareness, image profile, consideration among financial decision makers in companies (2) JPM, HSBC, C, GS, MS, UBS, CS, BoA

(3) Agreement with: ‘Deutsche Bank has a good reputation’

Deutsche Bank Dr. Josef Ackermann financial transparency. 12 Press and Media Relations 2 February 2012

Deutsche Bank seen as responsible corporate citizen

Financial decision makers in companies

Worldwide (Index; 2006 = 100)

142

Agree:

“Deutsche Bank assumes

responsibility in society“

+42%

100

2006

2007

2008

2009

2010

2011

Source: Representative Trackings Harris Interactive

Deutsche Bank

Dr. Josef Ackermann

financial transparency.

13

Press and Media Relations

2 February 2012

Economic environment remains challenging in 2012

Macroeconomic imbalances(1)

Balance on current account (% GDP), 2000 – 2011 p.a.

Sovereign debt crisis Germany 4.0

Italy (1.8) Diverse Spain (5.8) global Euro area

0.2

economic

development United States (4.4)

Canada 0.5 Japan 3.2

Regulation

India (0.9)

China 5.1 Total OECD (1.1)

(1) Source: OECD, IMF

Deutsche Bank Dr. Josef Ackermann financial transparency. 14 Press and Media Relations 2 February 2012

We have delivered for shareholders across the cycle

2002 – 2003	2004 – 2005	2006 – 2008	2009 – 2011
Phase I	**Phase II**	**Phase III**	**Phase IV**
Refocus business	Profitable growth with balance sheet discipline	Accelerate growth / market share gain	Rebalancing Deutsche Bank's revenue mix De-risking Focus on Asia

Average pre-tax RoE in %



11
19
20
24
15
9
13(1)
10(1)
DB
Peers
DB
Peers
DB
Peers
DB
Peers
Catching up with peers
Outperforming peers

Note: DB pre-tax RoE based on average active equity (until 2005 according to US GAAP, from 2006 according to IFRS); Peers: GS, MS, JPM, BoA, C, BAR, UBS, CS, SOC, BNP; Data for 2008 and 2009 not fully comparable due to differences in timing of accounting for financial crisis-related writedowns and other one-off effects

(1) In order to ensure comparability, data is only up to 9M2011 (for BAR and BNP 1H2011 equity data is used)

Source: Company data

Deutsche Bank
Press and Media Relations

Dr. Josef Ackermann
2 February 2012

financial transparency.

15

PBC: A quantum leap

Sizeable investments … … resulted in a quantum leap… … and further ambition IBIT, in EUR m

~EUR 5.9 bn(1) 55% Revenues of EUR >10 bn 1,782 Income before income Huaxia taxes of EUR >3 bn

~EUR 1.4 bn

Bank

1,146

Cost / income ratio of <60%

945 890 ~EUR 680 m(2)

458 Pre-tax RoE of >20%

~EUR 420 m

Top 5 retail deposit taker in Europe 2007 2008 2009 2010 2011

(1) After the committed execution of the mandatory exchangeable bond and put / call option in February 2012 leading to pro forma ownership of 91.53% (2) Now fully merged into Deutsche Bank Privat- und Geschäftskunden AG

Deutsche Bank Dr. Josef Ackermann financial transparency. 16 Press and Media Relations 2 February 2012

Growth in Asia Growth of private wealth pools Rise of Asian corporates GDP per capita (purchasing power parity) in Percent of top 500(1) global corporations with developing Asian countries, headquarters in Asia indexed 2004 = 100 271 40%19725% 28% 154 125 19% 17% 1002004 2006 2008 2011E 2015E 2004 2006 2008 2011 2015E(1) 2015 estimation based on top 1,000 global corporations Source: IMF World Economic Outlook, Financial Times Global 500, McKinsey Global Institute Deutsche Bank Dr. Josef Ackermann financial transparency. 17 Press and Media Relations 2 February 2012

Excellence in execution

Target run-rate IBIT increase, in EUR bn p.a.

Efficiency initiatives Integration of strategic acquisitions

2011 run rate as share of target run rate (%)

100% 100% 24% 72% 37%

Well ahead 1.1 of plan

~1.0

Original target: 1.0

0.5(1)

~0.2

~0.1

CIB integration Complexity Postbank Sal. Oppenheim ABN Amro NL Reduction Program

(1) Net 2011 IBIT impact, after cost-to-achieve

Deutsche Bank Dr. Josef Ackermann financial transparency. 18 Press and Media Relations 2 February 2012

Summary

Transformed towards a more balanced, lower-risk business model

Strengthened footprints in PBC, PWM and GTB

Delivered execution excellence on acquisitions

Focused vigorously on high-quality liquidity and funding profile

Maintained high capital discipline

Deutsche Bank Dr. Josef Ackermann financial transparency. 19 Press and Media Relations 2 February 2012

Cautionary statements

This presentation contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 15 March 2011 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche -bank.com/ir .

This presentation also contains non-IFRS financial measures. For a reconciliation to directly comparable figures reported under IFRS, to the extent such reconciliation is not provided in this presentation, refer to the 4Q2011 Financial Data Supplement, which is accompanying this presentation and available at www.deutsche -bank.com/ir.

Deutsche Bank Dr. Josef Ackermann financial transparency. 20 Press and Media Relations 2 February 2012